MEYERS NORRIS PENNY LLP

November 16, 2007

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

United States Securites and Exchange Commission

Dear Sirs:

Re: MD Oil Energy Inc. - Notice of Change of Auditor

We have read the statements made by JED Oil Energy Inc., in the attached copy of Change of Auditor Notice dated October 31, 2007, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated October 31, 2007. Yours truly,

Meyers Norris Penny LLP Chartered Accountants

Calgary, Canada

/jib